UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated August 1, 2024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports second quarter and first half 2024 financial results and provides business update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: August 1, 2024

Pharming Group reports second quarter and first half 2024 financial results and provides business update

•Second quarter 2024 total revenues increased by 35% to US$74.1 million, compared to the second quarter 2023, driven by strong RUCONEST® and Joenja® revenue growth
•RUCONEST® second quarter revenue increased by 23% to US$63.0 million, compared to the second quarter 2023
•Joenja® (leniolisib) second quarter revenue increased by 16% to US$11.1 million, compared to the first quarter 2024
•First half total revenues increased by 33% to US$129.7 million, compared to the first half 2023
•On track for 2024 total revenue guidance of US$280 million - US$295 million (14 - 20% growth)
•Overall cash and marketable securities declined to US$161.8 million at the end of the second quarter 2024 from US$203.5 million at the end of the first quarter 2024, primarily due to convertible bond refinancing
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, August 1, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the second quarter and first half year ended June 30, 2024.

Chief Executive Officer, Sijmen de Vries, commented:
“Pharming has delivered another strong quarter of revenue growth, increasing quarterly revenues by 35% to US$74.1 million. We are firmly on track to meet our 2024 total revenue guidance of US$280 million - US$295 million. We also narrowed our operating loss on a like for like basis compared to the second quarter of the prior year.

RUCONEST® performed particularly strongly, with second quarter revenue increasing by 23% compared to 2Q 2023, and we have seen continued strength in underlying demand as well as a growing number of new patient enrollments.

A year after the U.S. launch of Joenja®, the number of new patients on therapy is increasing quarter-on-quarter, with an increase of eight patients this quarter compared to two in the first quarter, and we are seeing high adherence rates for patients on paid therapy. Our patient finding and family testing efforts are continuing to help get new patients diagnosed, and we have seen positive early results on Variant of Uncertain Significance (VUS) reclassifications which suggest a significant increase in the identified APDS patient population in the US. We continue to work with regulatory authorities worldwide to make Joenja® (leniolisib) available to as many patients as possible, and expect a decision on the Marketing Authorisation Application from the UK MHRA in the fourth quarter. While we were disappointed by the delay to the European marketing authorisation, we are continuing to work closely with the EMA and CHMP, and are pleased that the CHMP determined the clinical benefit of leniolisib to be positive.

As we work to expand the leniolisib market opportunity to other primary immunodeficiency (PID) disorders, we will initiate the Phase II proof-of-concept clinical trial in PIDs with immune dysregulation linked to PI3Kẟ signaling in the third quarter. We are also continuing to prepare a clinical development plan for a third PID indication.

We expect this positive momentum to continue for the rest of the year, and I would like to thank all our employees for their significant achievements in the first half.”

Second quarter and first half highlights

Commercialized assets
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® continued to perform well in the second quarter of 2024, with revenue of US$63.0 million, a 23% increase compared to the second quarter of 2023. Revenue for the first half of 2024 was US$109.0 million, a 16% increase compared to the same period in 2023.

The U.S. market contributed 96% of second quarter revenues, while the EU and Rest of World contributed 4%.

In the U.S. market, we saw continued strength in the second quarter in underlying in-market demand for RUCONEST®, including over 100 new patient enrollments. We achieved strong overall performance in the second quarter in other leading key revenue indicators including new physicians prescribing RUCONEST® and the total number of patients on therapy. Increasing enrollments helped to drive a sharp increase in unique patient shipments in the second quarter.

Joenja® (leniolisib) marketed in the U.S. - the first and only approved disease modifying treatment for APDS
Joenja® revenues increased to US$11.1 million in the second quarter of 2024, a 16% increase compared to the first quarter of 2024 and a 192% increase compared to the second quarter of 2023. This increase was mostly driven by higher volume from the continued increase in patients on paid therapy in the U.S., higher adherence rates for patients on paid therapy, and revenues from EU and Rest of World. Revenue for the first half of 2024 was US$20.7 million, compared to US$3.8 million for the same period in 2023.

As of June 30, 2024, we have 91 patients on paid therapy in the U.S. and an additional two patients enrolled and pending authorization, representing an increase of eight patients on paid therapy during the second quarter as compared to an increase of two patients during the first quarter.

EU and Rest of World revenues are from product provided on a named patient basis. Pharming has named patient and other funded early access programs in certain countries where leniolisib is not commercially available: physicians can request leniolisib on behalf of individual patients living with APDS who meet the eligibility criteria and receive local health authority approval.

APDS patient finding
As of June 30, 2024, Pharming had identified over 870 diagnosed APDS patients of all ages in global markets, including over 230 patients in the U.S. Of the identified patients in the U.S., over 150 patients are 12 years of age or older and eligible for treatment with Joenja®. Over 780 of these globally identified patients are in target markets for Pharming in the U.S., Europe, the U.K., Japan, Asia Pacific, Middle East, Latin America and Canada, with estimated total prevalence of approximately 2,400 APDS patients.

Pharming continues to advance several initiatives to diagnose additional APDS patients, including a sponsored genetic testing program in the U.S. and Canada, partnerships with several genetic testing companies who undertake their own testing efforts, and family testing programs.

Pharming’s Variant of Uncertain Significance (VUS) resolution efforts are ongoing, including validation studies with various laboratories to confirm which VUSs can be classified as APDS. As results become available, patients with validated variants could be diagnosed with APDS and, therefore, potentially be eligible for Joenja® treatment. Completion of the in vitro high throughput screening study is expected during the fourth quarter of 2024.

In the U.S. market, the number of diagnosed APDS patients increased by 10 during the second quarter 2024.

APDS patient finding - VUS resolution
Pharming has identified approximately 1,200 patients in the U.S. with a VUS in the PIK3CD or PIK3R1 genes and is performing validation studies with various laboratories to confirm which of these variants are pathogenic for APDS. Patients with disease-associated variants would receive a molecular diagnosis of APDS and, therefore, potentially be eligible for Joenja® treatment. Based on data from Pharming’s navigateAPDS sponsored genetic testing program, PIK3CD and PIK3R1 VUSs are found at four times the frequency of pathogenic / likely pathogenic variants classified as APDS.

A literature review, which includes more than 1.5 million patients, showed that 20% of reclassified VUSs are upgraded to likely pathogenic / pathogenic. Pharming also recently completed a pilot study with 25 patients with a VUS who then underwent further testing of the PI3K-AkT-mTOR pathway, and results were consistent, with VUS reclassifications to APDS for five of these patients.

Together, these data suggest that there could be a significant increase in the number of APDS patients in the US once those patients with a VUS are reclassified.

Pharming is expanding the pilot study to allow additional patients with a VUS to be tested, and the data generated are being shared with central databases (ClinVar) and genetic testing labs so that the same variants found in the future may be classified correctly without need for further testing.

Additionally, Pharming is working with researchers to be able to evaluate large numbers of VUSs without the need for additional patient testing. VUS resolution via high throughput screening methods is a common approach and is accepted as strong evidence by various expert organizations including the American College of Medical Genetics (ACMG) and ClinGen (a National Institutes of Health-funded resource). An initial evaluation of this approach has recently been published and confirmed the ability to differentiate benign vs. pathogenic variants, and identified new pathogenic variants. Full results from this study are on track to be available by the end of 2024.

Joenja® (leniolisib) strategic highlights - regulatory, clinical and commercial strategy updates
Leniolisib for APDS
Pharming made continued progress in the second quarter of 2024 on leniolisib regulatory filings for APDS patients 12 years of age and older in key global markets. In addition, Pharming progressed ongoing clinical trials to support regulatory filings for approval in Japan and pediatric label expansion.

Pharming’s strategy is to expand the commercial availability of leniolisib for APDS patients to key markets in Europe, U.K., Japan, Asia Pacific, Middle East, Latin America and Canada. Pharming intends to market leniolisib directly in most of these markets following regulatory approval.

In total, there are currently 150 patients in a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program.

European Economic Area (EEA)
As announced on May 30, 2024, the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) issued an updated List of Outstanding Issues (LoOI) regarding the leniolisib Marketing Authorisation Application (MAA). The LoOI affirmed the positive clinical benefit and safety of leniolisib, in agreement with the assessment by the Ad Hoc Expert Group (AEG), and included one remaining chemistry, manufacturing and controls (CMC) request. The CMC request relates to the definition of regulatory starting materials used in the manufacturing process for leniolisib. The CHMP requested that this work be completed pre-approval and granted Pharming an extension to January 2026 to submit a response. Pharming plans to complete the manufacturing activities requested by the CHMP and submit a response prior to this deadline.

United Kingdom
On March 12, 2024, Pharming submitted an MAA for leniolisib with the U.K. Medicines and Healthcare products Regulatory Agency (MHRA), through the International Recognition Procedure (IRP) on the basis of the U.S. FDA approval. The MAA for leniolisib was validated on April 17, 2024. Pharming received the MHRA Day 70 Request for Further Information on July 3, 2024. There were no major objections. Upon Pharming’s satisfactory response to MHRA requests, it is expected that the MHRA will issue its decision in the fourth quarter of 2024.

Additional markets - Canada
Pharming filed a regulatory submission in Canada for leniolisib for APDS in the third quarter of 2023. Pharming recently submitted a response to a Health Canada Notice of Deficiency in July 2024. Pharming is awaiting feedback on next steps but no longer anticipates regulatory approval in 2024.

Leniolisib for additional indications (PI3Kδ platform) - Primary immunodeficiencies (PIDs) beyond APDS
Pharming is planning a Phase II, proof of concept, clinical trial in targeted PID genetic disorders with immune dysregulation linked to PI3Kẟ signaling in lymphocytes, with similar clinical phenotypes to APDS. These PID disorders include ALPS-FAS, CTLA4 haploinsufficiency and PTEN deficiency. The epidemiology of these targeted PID genetic disorders suggests a prevalence of approximately five patients per million.

The Phase II clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial will be to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in the targeted PID population. The trial has been designed to inform a subsequent Phase III program. Pharming is in the final stages of preparation for the start of the trial, which it expects to initiate shortly.

Pharming has also prioritized development of leniolisib for an additional PID indication. Pharming will provide further updates and details on our plans after obtaining regulatory feedback on the proposed clinical development plan.

Financial Summary

Consolidated Statement of Income	2Q 2024	2Q 2023	1H 2024	1H 2023
Amounts in US$m except per share data
Total Revenues	74.1	54.9	129.7	97.4
Cost of sales	(8.0)	(5.7)	(16.4)	(9.8)
Gross profit	66.1	49.2	113.3	87.6
Other income	0.9	21.9	1.3	22.5
Research and development	(21.6)	(20.9)	(40.1)	(36.5)
General and administrative	(15.6)	(11.0)	(30.7)	(21.0)
Marketing and sales	(32.9)	(33.9)	(63.2)	(61.0)
Other Operating Costs	(70.1)	(65.8)	(134.0)	(118.5)
Operating profit (loss)	(3.1)	5.3	(19.4)	(8.4)
Fair value gain (loss) on revaluation	5.1	—	5.1	—
Other finance income	1.2	0.7	2.9	0.8
Other finance expenses	(2.9)	(2.5)	(4.5)	(5.2)
Share of net profits in associates using the equity method	(0.4)	(0.1)	(0.8)	(0.5)
Profit (loss) before tax	(0.1)	3.4	(16.7)	(13.3)
Income tax credit (expense)	(1.1)	(2.1)	3.0	2.4
Profit (loss) for the period	(1.2)	1.3	(13.7)	(10.9)
Share Information
Basic earnings per share (US$)	(0.002)	0.002	(0.020)	(0.017)
Diluted earnings per share (US$)	(0.002)	0.002	(0.020)	(0.017)

Segment information - Revenues	2Q 2024	2Q 2023	1H 2024	1H 2023
Amounts in US$m
Revenue - RUCONEST® (US)	61.6	50.2	106.4	90.9
Revenue - RUCONEST® (EU and RoW)	1.4	0.9	2.6	2.7
Total Revenues - RUCONEST®	63.0	51.1	109.0	93.6
Revenue - Joenja® (US)	10.2	3.8	18.7	3.8
Revenue - Joenja® (EU and RoW)	0.9	—	2.0	—
Total Revenues - Joenja®	11.1	3.8	20.7	3.8

Total Revenues - US	71.8	54.0	125.1	94.7
Total Revenues - EU and RoW	2.3	0.9	4.6	2.7

Total Revenues	74.1	54.9	129.7	97.4

Consolidated Balance Sheet	June 30, 2024	December 31, 2023
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	161.8	215.0
Current assets	270.6	316.3
Total assets	415.9	462.9
Current liabilities	79.9	78.0
Equity	220.9	218.8

Financial highlights
Second quarter 2024
For the second quarter of 2024, revenues increased by US$19.2 million, or 35%, to US$74.1 million, compared to US$54.9 million in the second quarter of 2023. RUCONEST® revenues amounted to US$63.0 million, a 23% increase compared to the second quarter of 2023. The volume increase in the U.S., and a U.S. price increase in line with CPI, were the primary factors behind this increase in RUCONEST® revenues. Joenja® revenues amounted to US$11.1 million in the second quarter of 2024, a 16% increase compared to the first quarter of 2024 and a 192% increase compared to the second quarter of 2023. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit increased by US$16.9 million or 34% to US$66.1 million (2Q 2023: US$49.2 million), mainly due to the increase in revenues.

Other income decreased to US$0.9 million compared to US$21.9 million in the second quarter of 2023. Other income in the second quarter of 2023 was supported by the sale of the Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a pre-agreed, one-time payment of US$21.1 million.

The operating loss amounted to US$3.1 million compared to an operating profit of US$5.3 million in the second quarter of 2023. In addition to the support in gross profit and other income mentioned above, this change was mainly due to an expected increase in operating expenses from US$65.8 million in the second quarter of 2023 to US$70.1 million in the second quarter of this year. The second quarter 2023 operating expenses included milestone payments for Joenja® amounting to US$10.5 million. The increase in operating expenses was caused by a combination of continuing investments in Joenja® in the U.S., launch preparation for leniolisib outside of the U.S., increasing R&D investments to expand the leniolisib franchise and increased payroll expenses due to business growth. Excluding the proceeds from the PRV sale and the milestone payment expenses for Joenja® in the second quarter of 2023, the operating loss decreased from US$5.3 million to US$3.1 million in the second quarter of the current year.

The net finance result amounted to a gain of US$3.4 million compared to a loss of US$1.8 million in the second quarter of 2023. This was primarily driven by a fair value gain of US$5.1 million upon the reclassification of the convertible bond-related derivative to equity. This fair value gain was a result of the decrease in value of the option component classified as a derivative from issuance until the physical settlement date of the newly issued convertible bond. For more information on the matter, reference is made to Note 18. Convertible bonds of the Notes to the condensed consolidated interim financial statements of this press release. This fair value gain is tax exempt, resulting in a favorable income tax credit.

The Company had a net loss of US$1.2 million, compared to a net profit of US$1.3 million in the second quarter of 2023. In addition to the support in other income from the PRV sale and the milestone payments for Joenja® in the second quarter of 2023, the change was mainly due to an increase in operating expenses, offset by an increase in revenues and the fair value gain upon the reclassification of the convertible bond-related derivative to equity.

Cash and cash equivalents, including restricted cash and marketable securities, decreased from US$203.5 million at the end of first quarter of 2024 to US$161.8 million at the end of the second quarter of 2024. This decrease was primarily driven by the repurchase of the outstanding convertible bonds amounting to US$134.9 million, offset by net proceeds of US$104.8 million for newly issued convertible bonds. In addition, the decrease was accompanied by a US$12.4 million increase in receivables in the second quarter of 2024, resulting from higher revenues.

First half year 2024
Total revenues increased 33% during the first half of 2024 to US$129.7 million, versus US$97.4 million during the first half of 2023. For the first half of 2024, total RUCONEST® revenues were 16% higher at US$109.0 million, compared to revenues of US$93.6 million for the first half of 2023. Joenja® revenues amounted to US$20.7 million in the first half of 2024, a 44% increase compared to the second half of 2023. This increase in Joenja® revenues was primarily driven by an increase in volume.

Gross profit increased by US$25.7 million or 29% to US$113.3 million (1H 2023: US$87.6 million), mainly due to the increase in revenues.

Further details on revenue and gross profit segmentation is provided in Note 7. Segment information in the Notes to the condensed consolidated interim financial statements of this press release.

Other income decreased to US$1.3 million compared to US$22.5 million in the first half of 2023. Other income in the first half of 2023 was supported by the sale of the Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a pre-agreed, one-time payment of US$21.1 million.

The operating loss amounted to US$19.4 million compared to an operating loss of US$8.4 million in the first half of 2023. In addition to the support in gross profit and other income mentioned above, this change was mainly due to an expected increase in operating expenses from US$118.5 million in the first half of 2023 to US$134.0 million in the first half of this year. The second quarter 2023 operating expenses included milestone payments for Joenja® amounting to US$10.5 million. The increase in operating expenses was caused by a combination of continuing investments in Joenja® in the U.S., launch preparation for leniolisib outside of the U.S., increasing R&D investments to expand the leniolisib franchise and increased payroll expenses due to business growth. Excluding the proceeds from the PRV sale and the milestone payment expenses for Joenja® in the first half of 2023, the operating loss increased from US$19.0 million to US$19.4 million in the first half of the current year.

The net finance result amounted to a gain of US$3.6 million compared to a loss of US$4.5 million in the first half of 2023. This was primarily driven by a fair value gain of US$5.1 million upon the reclassification of the convertible bond-related derivative to equity. This fair value gain was a result of the decrease in value of the option component classified as a derivative from issuance until the physical settlement date of the newly issued convertible bond. For more information on the matter, reference is made to Note 18. Convertible bonds of the Notes to the condensed consolidated interim financial statements of this press release. In addition, EUR/USD exchange rate developments led to a foreign currency gain of US$0.2 million compared to a loss of US$2.3 million in the first half of 2023.

The Company had a net loss of US$13.7 million, compared to a net loss of US$10.9 million in the first half of 2023. In addition to the support in other income from the PRV and the milestone payments for Joenja® in the first half of 2023, the change was mainly due to an increase in revenues, favorable EUR/USD exchange rate developments and the fair value gain upon the reclassification of the convertible bond-related derivative to equity, offset by an increase in operating expenses.

Cash and cash equivalents, including restricted cash and marketable securities, decreased from US$215.0 million at the end of 2023 to US$161.8 million at the end of the first half of 2024. This decrease was primarily driven by the repurchase of the outstanding convertible bonds amounting to

US$134.9 million, offset by net proceeds of US$104.8 million for newly issued convertible bonds, and negative cash flows from operations amounting to US$20.9 million.

On 5 October 2023, Orchard Therapeutics Plc. (Orchard) announced it had entered into a definitive agreement with Japanese company Kyowa Kirin Co. LTD for the acquisition of Orchard. During the first half of 2024, Pharming received US$2.0 million in cash for its shares held in Orchard. Pharming has terminated the research collaboration & licensing agreement with Orchard Therapeutics and discontinued the OTL-105 program.

Outlook/Summary
For 2024, the Company anticipates:

•Total revenues between US$280 million and US$295 million (14% to 20% growth), with quarterly fluctuations expected.
•Continued progress finding additional APDS patients in the U.S., supported by family testing and VUS validation efforts, and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing ex-U.S. revenues leniolisib - from commercial availability or through our Named Patient Program and other funded early access programs in key global markets.
•Completion of leniolisib clinical trials to support regulatory filings for approval in Japan and pediatric label expansion in key global markets.
•Progress towards regulatory approvals for leniolisib in the EEA, the U.K., Canada and Australia.
•Initiate and advance a Phase II clinical trial for leniolisib in PIDs with immune dysregulation linked to PI3Kδ signaling to significantly expand the long-term commercial potential of leniolisib.
•Continued operating cost investments to accelerate future revenue growth. Our current cash on hand and the continued cash flow from product revenues are expected to be sufficient to fund these investments. No material cash burn is expected prior to the impact of potential acquisition or in-licensing transactions.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2024 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST/07:30 EDT on Thursday, August 1. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/awvi6h6a

Conference call dial-in details:
https://register.vevent.com/register/BI92328f52b76d43d394cacc1c2ba94ac4

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2024
3Q 2024 financial results            October 24

For further public information, contact:
Pharming Group N.V., Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Responsibility Statement
The Board of Directors of the Company (the “Board”) hereby declares that to the best of its knowledge, the condensed consolidated interim financial statements, which have been prepared in accordance with IAS 34 (interim financial reporting), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company, and this interim Board report includes a fair review of the information required pursuant to section 5:25d(8) and (9) of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Leiden, August 1, 2024
Sijmen de Vries, Executive Director and Chief Executive Officer
Richard Peters, Non-Executive Director and Chairman of the Board of Directors
Deborah Jorn, Non-Executive Director
Steven Baert, Non-Executive Director
Leonard Kruimer, Non-Executive Director
Jabine van der Meijs, Non-Executive Director
Barbara Yanni, Non-Executive Director
Mark Pykett, Non-Executive Director

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended June 30, 2024
•Condensed consolidated interim statement of income
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
•Condensed consolidated interim statement of cash flow

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
For the period ended June 30

Amounts in US$ ‘000	notes	1H 2024	1H 2023
Revenues	7	129,679	97,438
Costs of sales	9	(16,367)	(9,799)
Gross profit	7	113,312	87,639
Other income	8	1,257	22,507
Research and development		(40,118)	(36,534)
General and administrative		(30,707)	(20,963)
Marketing and sales		(63,177)	(61,013)
Other Operating Costs	9	(134,002)	(118,510)
Operating profit (loss)		(19,433)	(8,364)
Fair value gain (loss) on revaluation	18	5,138	—
Other finance income	10	2,935	799
Other finance expenses	10	(4,490)	(5,254)
Finance result, net		3,583	(4,455)
Share of net profits (loss) in associates using the equity method	12	(834)	(469)
Profit (loss) before tax		(16,684)	(13,288)
Income tax credit (expense)	11	3,018	2,399
Profit (loss) for the period		(13,666)	(10,889)
Basic earnings per share (US$)	19	(0.020)	(0.017)
Diluted earnings per share (US$)	19	(0.020)	(0.017)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the period ended June 30

Amounts in US$ ‘000	1H 2024	1H 2023
Profit (loss) for the period	(13,666)	(10,889)
Currency translation differences	(4,235)	3,079
Items that may be subsequently reclassified to profit or loss	(4,235)	3,079
Fair value remeasurement investments	78	138
Items that shall not be subsequently reclassified to profit or loss	78	138
Other comprehensive income (loss), net of tax	(4,157)	3,217
Total comprehensive income (loss) for the period	(17,823)	(7,672)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Amounts in US$ ‘000	notes	June 30, 2024	December 31, 2023
Non-current assets
Intangible assets		66,572	71,267
Property, plant and equipment		8,617	9,689
Right-of-use assets		22,107	23,777
Long-term prepayments		90	92
Deferred tax assets	13	39,049	29,761
Investment accounted for using the equity method	12	1,404	2,285
Investments in equity instruments designated as at FVTOCI	12	—	2,020
Investment in debt instruments designated as at FVTPL	12	5,959	6,093
Restricted cash	16	1,498	1,528
Total non-current assets		145,296	146,512
Current assets
Inventories	14	59,190	56,760
Trade and other receivables		51,119	46,158
Marketable securities	15	113,181	151,683
Cash and cash equivalents	16	47,142	61,741
Total current assets		270,632	316,342
Total assets		415,928	462,854
Equity
Share capital		7,748	7,669
Share premium		486,850	478,431
Other reserves		6,390	(2,057)
Accumulated deficit		(280,051)	(265,262)
Shareholders’ equity	17	220,937	218,781
Non-current liabilities
Convertible bonds	18	87,323	136,598
Lease liabilities		27,731	29,507
Total non-current liabilities		115,054	166,105
Current liabilities
Convertible bonds	18	3,147	1,824
Trade and other payables		72,967	72,528
Lease liabilities		3,823	3,616
Total current liabilities		79,937	77,968
Total equity and liabilities		415,928	462,854

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the period ended June 30
Attributable to owners of the parent

Amounts in US$ ‘000	notes	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2023		7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the period		—	—	—	(10,889)	(10,889)
Reserves		—	—	—	—	—
Other comprehensive income (loss) for the period		—	—	3,217	—	3,217
Total comprehensive income (loss) for the period		—	—	3,217	(10,889)	(7,672)
Other reserves	17	—	—	(517)	517	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	102	102
Share-based compensation		—	—	—	3,970	3,970
Options exercised / LTIP shares issued		31	2,066	—	(2,763)	(666)
Value of conversion rights of convertible bonds		—	—	—	—	—
Total transactions with owners, recognized directly in equity	19	31	2,066	(517)	1,826	3,406
Balance at June 30, 2023		7,540	464,363	(6,037)	(265,494)	200,372

Balance at January 1, 2024		7,669	478,431	(2,057)	(265,262)	218,781
Profit (loss) for the period		—	—	—	(13,666)	(13,666)
Reserves		—	—	1,544	(1,544)	—
Other comprehensive income (loss) for the period		—	—	(4,157)	—	(4,157)
Total comprehensive income (loss) for the period		—	—	(2,613)	(15,210)	(17,823)
Other reserves	17	—	—	(31)	31	—
Income tax benefit from excess tax deductions related to share-based payments		—	—	—	(261)	(261)
Share-based compensation		—	—	—	5,687	5,687
Options exercised / LTIP shares issued		79	8,419	—	(5,036)	3,462
Value of conversion rights of convertible bonds		—	—	11,091	—	11,091
Total transactions with owners, recognized directly in equity	19	79	8,419	11,060	421	19,979
Balance at June 30, 2024		7,748	486,850	6,390	(280,051)	220,937

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the period ended June 30

Amounts in $’000	1H 2024	1H 2023
Profit (loss) before tax	(16,684)	(13,288)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	5,628	5,468
Equity settled share based payments	5,687	3,970
Fair value loss (gain) on revaluation	(5,138)	—
Gain on disposal from PRV sale	—	(21,080)
Other finance income	(2,935)	(799)
Other finance expenses	4,450	5,254
Share of net profits in associates using the equity method	834	469
Other	—	(1,743)
Operating cash flows before changes in working capital	(8,158)	(21,749)
Changes in working capital:
Inventories	(3,115)	(10,717)
Trade and other receivables	(4,963)	(5,539)
Payables and other current liabilities	(2,255)	4,833
Restricted cash	—	410
Total changes in working capital	(10,333)	(11,014)

Interest received	2,370	799
Income taxes received (paid)	(4,747)	(442)
Net cash flows generated from (used in) operating activities	(20,868)	(32,406)

Capital expenditure for property, plant and equipment	(294)	(986)
Proceeds on PRV sale	—	21,080
Disposal of investment designated as at FVOCI	1,964	—
Purchases of marketable securities	(112,453)	(87,347)
Proceeds from sale of marketable securities	147,841	—
Net cash flows generated from (used in) investing activities	37,058	(67,253)

Payment of lease liabilities	(2,093)	(2,570)
Net proceeds of issued convertible bonds	104,802	—
Repurchase of convertible bonds	(134,922)	—
Interests on convertible bonds	(2,024)	(2,023)
Settlement of share based compensation awards	3,462	(666)
Net cash flows generated from (used in) financing activities	(30,775)	(5,259)

Increase (decrease) of cash	(14,585)	(104,918)
Exchange rate effects	(14)	2,601
Cash and cash equivalents at the beginning of the period	61,741	207,342

Total cash and cash equivalents at June 30	47,142	105,026

Notes to the condensed consolidated interim financial statements
For the period ended June 30, 2024

1.Company information
Pharming Group N.V. is a limited liability public company which is listed on Euronext Amsterdam (PHARM) and on the NASDAQ (PHAR), with its headquarters and registered office located at:

Darwinweg 24
2333 CR Leiden
The Netherlands

2.Statement of compliance
The consolidated interim financial statements for the six-month period ended June 30, 2024, have been prepared in accordance with International Accounting Standard IAS 34, Interim financial reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (EU-IFRS) and IFRS interpretations committee (IFRS IC) interpretations applicable to companies reporting under IFRS as issued by the International Accounting Standards Board (IASB) and valid as of the balance sheet date.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 31, 2024.

The published figures in these condensed consolidated interim financial statements are unaudited.

3.Accounting policies
Accounting policies are consistent with those of the financial statements for the year ended December 31, 2023. The following EUR/USD exchange rates have been applied:

EUR/USD exchange rate	1H 2024	2023	1H 2023
Period-end	1.0760	1.1002	1.0843
Average	1.0795	1.0790	1.0790

4.Estimates and judgements
The preparation of interim financial statements in conformity with IAS 34 and Book 2 Title 9 of the Dutch Civil Code requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2023.

5.Going concern
In preparing and finishing the interim financial statements the Board of Directors of Pharming have assessed the Company’s ability to fund its operations for a period of at least twelve months after the date the interim financial statements are issued. Based upon the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of twelve months, after the date the interim financial statements are issued, is realistic and achievable. Overall, based on the outcome of this assessment, the interim financial statements have been prepared on a going concern basis.

6.Seasonality of operations
Seasonality has no material impact on Company’s interim financial statements.

7.Segment information
Operating segments are components of the Company that engage in business activities from which it may incur expenses, for which discrete financial information is available and whose operating results are evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. The Executive Members of the Board of Directors are considered the CODM.

CODM reviews the Company’s results under four operating segments based on a combination of the products that the Company has launched - RUCONEST® and Joenja®, and the main geographies where sales are consummated - focused on the US and reporting, in aggregate, EU and Rest of the World (“RoW”). The four operating segments correspond to each of its four reportable segments for financial reporting purposes.
The CODM reviews revenues and gross profit to assess the performance of their operating segments. The CODM does not review financial information on a segmental basis below gross margin, and balance sheet information is not allocated to the company's reportable segments. There are no intersegment sales.

Total revenues and gross profit per each operating and reportable segment for the period ended June 30 are:

Amounts in US$ ‘000	1H 2024			1H 2023
	RUCONEST®	Joenja®	Total	RUCONEST®	Joenja®	Total
Revenues:
US	106,354	18,657	125,011	91,032	3,792	94,824
EU and RoW	2,619	2,049	4,668	2,614	—	2,614
Total revenues	108,973	20,706	129,679	93,646	3,792	97,438

Gross profit:
US	94,445	16,203	110,648	83,547	3,317	86,864
EU and RoW	865	1,799	2,664	775	—	775
Total gross profit	95,310	18,002	113,312	84,322	3,317	87,639

8.Other income
Other income decreased by US$21.3 million in the first half of 2024 to US$1.3 million as compared to US$22.5 million the first half of 2023. The main reason was the gain on the sale of a Priority Review Voucher (PRV) to Novartis as part of the license agreement (US$21.3 million) in 2023.

9.Expenses by nature
Costs of sales

Amounts in US$ ‘000	1H 2024	1H 2023
Cost of inventories recognized as expenses	(10,738)	(8,425)
Royalty fees	(2,502)	(455)
Obsolete inventory impairments	(3,127)	(919)
Total	(16,367)	(9,799)

Costs of inventories recognized as expenses in the first half year of 2024 were US$10.7 million versus US$8.4 million for the first half of 2023 and relates to actual product sales of RUCONEST® and Joenja®.

Pharming expensed royalty fees to Novartis on Joenja® sales, amounting to US$2.5 million in the first half of 2024 (first half of 2023: US$0.5 million).

Obsolete inventory impairments amounted to US$3.1 million (1H 2023: US$0.9 million) and stems from the valuation of the inventories against lower net realizable value and mainly relates to products no longer eligible for commercial sales.

Other operating costs
Other operating costs increased to US$134.0 million in the first half of 2024 compared to US$118.5 million in the first half year of 2023.

Employee benefits are charged to research and development costs, general and administrative costs, or marketing and sales costs based on the nature of the services provided. Employee benefits of production related employees have been included in the value of inventories.

Depreciation and amortization charges amounted to US$5.6 million in the first half of 2024 compared to US$5.5 million the first half year of 2023, and related to the following:

Amounts in US$ ‘000	1H 2024	1H 2023
Property, plant and equipment	(763)	(713)
Right-of-use assets	(1,728)	(1,809)
Intangible assets	(3,137)	(2,946)
Total	(5,628)	(5,468)

10.Finance income (expenses)

Amounts in US$ ‘000	1H 2024	1H 2023
Foreign currency results	236	—
Interest income	2,699	799
Other finance income	2,935	799
Foreign currency results	—	(2,271)
Fees and expenses on repayment and issuance convertible bonds	(920)	—
Amortization and interest on convertible bonds	(3,005)	(2,414)
Interest leases	(525)	(555)
Other finance expenses	(40)	(14)
Other finance expenses	(4,490)	(5,254)
Total other finance income and expenses	(1,555)	(4,455)

Foreign currency results mainly stem from fluctuations in the EUR/USD exchange rate. The euro got stronger during the first half of 2024 where it weakened during the first half of 2023. This impacts the revaluation of the bank balances in US dollars incorporated in euro functional currency entities and the receivables and payables in euro incorporated in our USD functional currency entity.

Since the second quarter of 2023, the Company has used excess cash to invest in euro denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. As a result of these purchases, the interest income has increased significantly compared to 2023.

11.Income tax (expenses)
Income tax expenses are recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

12.Investments
Investments accounted for using the equity method
The asset relates to an investment in the ordinary shares of BioConnection Investments B.V. In the Board of Directors’ judgement, the investment in BioConnection constitutes an investment in an associated company and is therefore not consolidated. Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholder’s agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	Period to June 30, 2024	Period to December 31, 2023
Balance at January 1	2,285	2,501
Share in net profit (loss) for the period	(834)	(289)
Currency translation	(47)	73
Balance at end of period	1,404	2,285

Investment in debt instruments designated as at FVTPL
The asset relates to the preference share in BioConnection Investments B.V. The Board of Directors made an assessment on the accounting treatment of the preference share obtained. The Board concluded that the asset should be recognized as a financial asset (debt instrument) measured at initial recognition at fair value, subsequently measured at fair value through profit and loss. The fair value is calculated on a yearly basis using the forward-looking Black-Scholes-Merton (“BSM”) financial instrument pricing framework. No events or matters are known as of the date of this report which would lead to a significant impact in the fair value of the asset, compared to December 31, 2023.
The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	Period to June 30, 2024	Period to December 31, 2023
Balance at January 1	6,093	6,827
Fair value changes	—	(930)
Currency translation	(134)	196
Balance at end of period	5,959	6,093

Investment in equity instruments designated as at FVTOCI
The Group held 0.54 per cent of the ordinary share capital of Orchard Therapeutics, a global gene therapy leader per December 31, 2023.

On 5 October 2023, Orchard announced it had entered into a definitive agreement with Japanese company Kyowa Kirin Co. LTD for the acquisition of Orchard for US$16.00 per American Depositary Share (ADS) in cash plus an additional contingent value right (CVR) of US$1.00 per ADS (a total of US$17.00 per ADS). The transaction was successfully completed on 24 January 2024. Based on the offer price per ADS of US$16.00, the Company has received US$2.0 million for its shares held in Orchard Therapeutics in 2024. In addition, the Company has been notified it will receive the full value of the CVR (US$1.00 per ADS), amounting to US$0.1 million.

The carrying amount of this investment has changed as follows:

Amounts in US $ ‘000	Period to June 30, 2024	Period to December 31, 2023
Balance at January 1	2,020	403
Fair value adjustments through OCI	78	1,573
Disposal	(2,087)	—
Currency translation	(11)	44
Balance at end of period	—	2,020

13.Deferred tax assets
The deferred tax asset increased mainly due to the addition of the current year loss to the DTA for Net operating losses.

14.Inventories
Inventories include batches of Joenja® and RUCONEST® and relating work in progress which are available for production.

Amounts in US$ ‘000	June 30, 2024	December 31, 2023
Finished goods	17,526	18,349
Work in progress	41,111	37,706
Raw materials	553	705
Balance at end of period	59,190	56,760

Changes in the adjustment to net realizable value:

Amounts in US $ ‘000	Period to June 30, 2024	Period to December 31, 2023
Balance at January 1	(4,276)	(1,971)
Addition to impairment	(6,840)	(3,878)
Usage of impairment	2,230	1,673
Currency translation	109	(100)
Balance at end of period	(8,777)	(4,276)

The inventory valuation at June 30, 2024, of US$59.2 million (December 31, 2023: US$56.8 million) is stated net of an impairment of US$8.8 million (December 31, 2023: US$4.3 million). The impairment includes impairment for obsolescence and impairment to write inventories down to their net realizable value.

Inventories are available for use in commercial, preclinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of product, taking into account current and expected sales as well as preclinical and clinical programs. These estimates are reflected in the additions to the impairment. The costs of vials used in preclinical and clinical programs are presented under the research and development costs.

The main portion of inventories at June 30, 2024, have expiration dates starting beyond 2024 and are all expected to be sold and/or used before expiration.
15.Marketable securities
Marketable securities consist of euro-denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition and are classified as held-to-maturity. The marketable securities are measured at amortized costs and amount to US$113.2 million as of June 30, 2024 (December 31, 2023: US$151.7 million). This includes accrued interest of US$0.9 million as of June 30, 2024 (December 31, 2023: US$0.7 million).

16.Restricted cash, cash and cash equivalents

Amounts in US$ ‘000	June 30, 2024	December 31, 2023
Restricted cash (non-current)	1,498	1,528
Cash and cash equivalents	47,142	61,741
Total restricted cash, cash and cash equivalents	48,640	63,269

Cash is free at disposal of the Company, except for restricted cash. Restricted cash (non-current) includes a deposit for rent which is considered long-term.

For purposes of the cash flow statement, restricted cash is not considered as ''cash and cash equivalents''.

17.Equity
The Company’s authorized share capital amounts to €10.6 million (US$11.4 million) and is divided into 1,056,000,000 ordinary shares with a nominal value of €0.01 each. All 678,354,325 shares outstanding at June 30, 2024, have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions.

Please refer to the Condensed consolidated interim statement changes in Equity.

The other reserves are made up as shown in the below table.

Amounts in $ ‘000	Legal reserve Currency translation reserve (CTA)	Legal Reserve Capitalized development cost	Legal Reserve participating interest	Reserve Fair value revaluation	Reserve Convertible bond	Total
Balance at January 1, 2023	(6,384)	402	233	(2,988)	—	(8,737)
Movement in the period	3,198	(402)	(233)	138	—	2,701
Balance at June 30, 2023	(3,186)	—	—	(2,850)	—	(6,036)

Balance at January 1, 2024	(343)	106	—	(1,821)	—	(2,058)
Movement in the period	(4,433)	(31)	—	1,821	11,091	8,448
Balance at June 30, 2024	(4,776)	75	—	—	11,091	6,390

18.Convertible bonds
In April 2024, the Company offered €100 million (US$108 million) of senior unsecured convertible bonds due 2029 (the “New Bonds”) convertible into new and/or existing ordinary shares in the capital of the Company. The offer was fully subscribed. The net proceeds of the issue of the bonds were used for the repurchase of the outstanding €125 million (US$135 million) 3.00% senior unsecured convertible bonds due 2025 issued on 21 January 2020 (ISIN: XS2105716554), which has been launched concurrently to the offering of the New Bonds to strengthen its financial position while enhancing flexibility for the continued execution of its business strategy over the next several years.

The New Bonds have a principal amount of €100,000 each. The New Bonds are issued at par and carry a coupon of 4.50% per annum payable semi-annually in arrears in equal installments on 25th April and 25th October of each year, commencing on 25th October 2024. Unless previously converted, redeemed or purchased and cancelled, the New Bonds will be redeemed at par on 25th April 2029.

The initial conversion price has been set at €1.2271 (US$1.3204), representing a premium of 37.5% above the volume weighted average price (VWAP) of a Share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the offering (i.e. €0.8924 (US$0.9602)). The initial conversion price of the New Bonds will be subject to customary adjustment provisions as set out in the terms and conditions. The number of ordinary shares initially underlying the New Bonds is 81,492,951, representing 12% of the Company’s current issued share capital. The New Bonds are listed on the Frankfurt Exchange (ISIN: XS2763018889).

The New Bonds are classified as hybrid financial instruments under IAS 32 and pursuant to it the debt host contract and the embedded derivative for the fair value of the conversion rights into Pharming shares (the “conversion option”) are recognized separately. Initial recognition values for the individual components were determined as follows:
•the conversion option at recognition was measured using a pricing model. As the Company did not have sufficient placement capacity to fulfil conversion of the New Bonds into ordinary shares at the date of issue, the conversion option was recognized as a financial liability derivative. During the shareholder’s meeting on May 21, 2024, the Company received shareholder approval to increase share capital to support the potential conversion. At the Physical settlement notice date of June 11, 2024, when the New Bond holders were notified that the cash settlement alternative would no longer be available, the conversion option was reclassified to equity at fair value, which resulted in a fair value gain of US$5.1 million immediately prior to the reclassification. Subsequently, the value of this equity component is not remeasured and amounts to US$11.1 million at June 30, 2024.
•the debt host contract component was measured as the difference between the proceeds from the bond and the value of the conversion option at initial recognition. This debt host contract is subsequently measured at amortized cost, which amounts to US$90.5 million at June 30, 2024.

Direct costs associated with the issue of the New Bonds were allocated to the debt host contract (US$2.4 million) and the conversion option (US$0.4 million) in amounts proportional to the above mentioned initial value. They were accounted for respectively in the amortized cost (debt host contract) and in the income statement (conversion option).

The movements of the convertible bonds were as follows:

Amounts in US$ ‘000	Period to June 30, 2024	Period to December 31, 2023
Balance at January 1	138,422	133,386
Carrying value initial recognition	88,823	—
Interest paid (cash flow)	(2,024)	(4,046)
Amortization	1,796	830
Accrued interest	1,957	4,046
Carrying value repurchase	(134,922)	—
Currency translation	(3,582)	4,206
Carrying value at end of period	90,470	138,422

19.Earnings per share and diluted shares
Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share in the case of a profit is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans. However, as the net result represents a loss, the diluted earnings per share are equal to the basic earnings per share. For 1H 2024 and 1H 2023, the basic and diluted earnings per share are:

	1H 2024	1H 2023
Net profit (loss) attributable to equity owners of the parent (in US $ '000)	(13,666)	(10,889)
Weighted average shares outstanding (in '000)	672,068	657,270
Basic profit (loss) per share (in US$)	(0.020)	(0.017)
Weighted average fully-diluted shares outstanding (in '000)	785,511	724,060
Fully-diluted profit per share (in US$)	(0.020)	(0.017)

Diluted shares
The composition of the number of shares and share rights outstanding as well as authorized share capital as per June 30, 2024 is provided in the table below:

Amounts in '000	December 31, 2023	Shares issued	Other	June 30, 2024
Issued shares	671,073	7,281	—	678,354
RSU	11,187	(65)	(145)	10,977
Options	34,482	(5,806)	(3,851)	24,825
Convertible bonds	62,413		19,080	81,493
LTIP	17,534	(1,235)	3,353	19,652
Fully-diluted shares	796,690	174	18,437	815,300
Available for issue	259,310	(174)	(18,437)	240,700
Authorized share capital	1,056,000	—	—	1,056,000

20.Financial risk management and fair value
Financial risk management
Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Directors and the Executive Committee are responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field. The Group’s exposure to financial risks has not materially changed during the period.

Fair value
For the convertible bond, lease liabilities trade payables and other liabilities, the carrying amount is a reasonable approximation of fair value. During the six-month period ended June 30, 2024, there have been no changes related to the fair value hierarchy.

20. Related party transactions
There are no material changes in the nature, scope, and scale in this reporting period compared to last year. More information is included in note 24 to the consolidated financial statements as at and for the year ended December 31, 2023.

21. Events since the end of the reporting period
There were no significant events since the end of the reporting period.